United States securities and exchange commission logo





                               July 12, 2022

       Mark McKechnie
       Chief Financial Officer, Executive Vice President and Treasurer ACM Research, Inc.
       42307 Osgood Road, Suite I
       Fremont , California 94539

                                                        Re: ACM Research, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2022
                                                            File No. 001-38273

       Dear Mr. McKechnie:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 1A. Risk Factors, page 19

   1. Revise your risk factors to acknowledge that if the PRC government determines that your structure does not
comply with PRC regulations, or if these regulations change or are interpreted differently
in the future, your securities may decline in value or become worthless if the
determinations, changes, or interpretations result in your inability to assert control over the assets
of your PRC subsidiaries that conduct all or substantially all of your operations.
   2.                                                   Given the Chinese
government   s significant oversight and discretion over the conduct of your business, please
revise to highlight separately the risk that the Chinese government may intervene or
influence your operations at any time, which could result in a material change in your
operations and/or the value of your securities. Also, given recent statements by the
Chinese government indicating an intent to exert more oversight and control over offerings
that are conducted overseas and/or foreign investment in China-
 Mark McKechnie
FirstName  LastNameMark McKechnie
ACM Research,   Inc.
Comapany
July       NameACM Research, Inc.
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
4. We note that one or more of your officers or directors are located in China. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Sales and Marketing, page 60

5. Please clarify why travel and entertainment expenses associated with the installation of tools is included in sales and marketing expenses.
Research and Development, page 60

6. Please clarify why travel expenses associated with customer support are included in research and development expense.
How We Evaluate Our Operations, page 63

7. Disclose why you believe "shipments" is a useful measure for investors given that it includes items for which you may not receive revenue. Disclose what portion of shipments were not accepted and revenue was not recognized. Disclose what portion relates to (a) a "repeat" delivery to a customer of a type of tool that the customer has previously accepted, for which you recognize revenue upon delivery, and what portion
         relates to (b) a    first-time    delivery of a    first tool    to a
customer on an approval basis, for
         which you may recognize revenue in the future if contractual conditions are met, or if a purchase order is received.

8.       You discuss and analyze the fluctuation in Adjusted EBITDA, Free Cash
Flow, and
         Adjusted Operating Income before discussing the fluctuation of Net Income, Cash Flow from Operations, and Income from Operations, the most directly comparable GAAP measures. Please revise to give greater or equal prominence to the GAAP measures.
         Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of
         Corporation Finance C&DIs on Non-GAAP Financial Measures. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.
 Mark McKechnie
FirstName  LastNameMark McKechnie
ACM Research,   Inc.
Comapany
July       NameACM Research, Inc.
     12, 2022
July 12,
Page  3 2022 Page 3
FirstName LastName
9. Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and
         Disclosure Interpretations. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.
Critical Accounting Policies and Estimates
Revenue Recognition , page 67

10. You state, "All of our products were sold in stand-alone arrangements, we do not have observable SSPs for most performance obligations as they are not regularly sold on a standalone basis. Production, delivery and installation of a product,
         together with provision of a warranty, are a single unit of accounting." Aspects of your disclosure appear contradictory, please clarify. Disclose each specific performance obligation and how transaction price was determined.
Results of Operations, page 71

11. Please expand your results of operations discussion and analysis to describe the underlying reasons for material changes in quantitative and qualitative terms. For example, you disclose the increase and decrease in revenue for product types, but do not discuss the underlying reasons for the change. This disclosure should be expanded for each line item that materially changed from period-to-period. We refer to guidance in
         Item 303 of Regulation S-K. As applicable, also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.
Liquidity and Capital Resources, page 76

12. Please clarify this statement, "We do not expect that our anticipated cash needs for the next twelve months will require our receipt of any PRC government subsidies."
         Specifically, disclose the relationship between you, your subsidiaries, and the PRC government. Disclose how it is decided if you or your subsidiaries should receive PRC government subsidies.
13. Expand your liquidity discussion to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the long-term (i.e., beyond the next 12 months). We refer to guidance in Item 303(b)(1) of Regulation S-K.
 Mark McKechnie
FirstName  LastNameMark McKechnie
ACM Research,   Inc.
Comapany
July       NameACM Research, Inc.
     12, 2022
July 12,
Page  4 2022 Page 4
FirstName LastName
14. With regard to the Shengwei's Grant Contract for State-owned Construction Land Use
         Right in Shanghai City of the "Grant Agreement," disclose if the milestones noted on page
         76 have been achieved and whether penalties were charged. In addition:
             disclose if you were in compliance with the Grant Agreement covenants;
             disclose potential liquidating damages associated with breaking the covenants; and
             if true, disclose the specific covenants broken and the liquidating damages paid or payable.
         As applicable, also apply this comment to your Form 10-Q for the fiscal quarter ended
         March 31, 2022.
15. Please expand your liquidity discussion to explain and analyze material changes from period-to-period in one or more line items. The analysis should describe the underlying reasons for these material changes in quantitative and qualitative terms. We refer to guidance in Item 303 of Regulation S-K. As applicable, also apply this comment to your
         Form 10-Q for the fiscal quarter ended March 31, 2022.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 91

16. Disclose the jurisdiction that holds your cash and cash equivalents and address the following.
             To what extent financial institutions in those jurisdictions insure your cash and cash equivalents.
             Disclose any restrictions associated with the transfer of cash outside its current jurisdiction.
             How cash is transferred through your organization.
             Intentions to distribute earnings or settle amounts owed to the parent holding company located in the United States.
             State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries or to investors, and quantify the amounts where applicable.
         Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

Accounts Receivable , page 92

17. We note your accounts receivable balance increased from $54.4 million to $105.6 million from December 31, 2020 to December 31, 2021 and further increased to $106.4 million at March 31, 2022, while your allowance for doubtful accounts remained at zero.
         Please disclose how you determined an allowance for doubtful accounts was not necessary for the periods presented, including significant assumptions and factors considered.
         Provide us with your detailed analysis. Apply this comment accordingly to your Form 10-
         Q for the fiscal quarter ended March 31, 2022.
 Mark McKechnie
FirstName  LastNameMark McKechnie
ACM Research,   Inc.
Comapany
July       NameACM Research, Inc.
     12, 2022
July 12,
Page  5 2022 Page 5
FirstName LastName
Property, Plant and Equipment, Net, page 92

18.      We note your statement that, "ACM   s subsidiaries follow regulations
for depreciation of
         fixed assets implemented under the PRC   s Enterprise Income Tax Law,
which state that
         the minimum useful lives used for calculating depreciation for fixed assets are as follows." Please clarify for us how the useful lives of your assets are determined and why you believe it is appropriate to follow PRC's Enterprise Income Tax Law. Refer to your basis in accounting literature.
Intangible Assets, Net, page 93

19. Regarding the amortization of intangible assets you state, "If the contract does not specify a beneficial period, then the intangible asset is amortized over a term not exceeding the valid period specified by local law. If neither the contract nor local law specifies a beneficial period, then the intangible asset is amortized over a period of up to 10 years."
         Please clarify this statement and tell why you believe this policy is in accordance US
         GAAP. Refer to your basis in the accounting literature.
Revenue Recognition, page 94

20.      Please expand your revenue recognition disclosure to include:
             the contract asset and the contract liability balances in accordance with ASC 650-10-
             50-10;
             information about your remaining performance obligations in accordance with ASC
             650-10-50-13; and
             information regarding your long-term contracts in accordance with Rule 5-02(3)
             and 5-02(6) of Regulation S-X.
Statutory Reserves, page 99

21. We note the disclosure here and in Note 24. Please disclose restricted paid-in capital and statutory reserves funds as separate line items in your Consolidated Balance Sheets
         and Consolidated Statement of Changes in Stockholders    Equity. We
refer you to Rule 5-
         02.30(a)(2) and (3) of Regulation S-X.
Recent Accounting Pronouncements Not Yet Adopted, page 102

22. You state that on "October 2019, the FASB issued ASU 2019-10, Financial Instruments
         Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842),
         which defers the effective date for public filers that are considered small reporting
         companies (   SRC   ) as defined by the U.S. Securities and Exchange
Commission (   SEC   )
         to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years." In this regard, please tell us why you believe Derivatives and Hedging
         (Topic 815) and Leases (Topic 842) is deferred for small reporting
companies (   SRC   ).
         Refer to specific guidance in ASU 2019-10.
 Mark McKechnie
FirstName  LastNameMark McKechnie
ACM Research,   Inc.
Comapany
July       NameACM Research, Inc.
     12, 2022
July 12,
Page  6 2022 Page 6
FirstName LastName
Note 5 - Inventories, page 104

23. We note your inventory increased from $88.6 million to $218.1 million from December
         31, 2020 to December 31, 2021. It further increased to $271.5 million at March 31, 2022.
         We also note a decrease in revenue from March 31, 2021 to March 31, 2022. Please enhance your disclosure to explain the significant increase in the inventory balances.
         Your disclosure should include specific judgements and assumptions made, and factors considered in determining whether inventory is at risk of impairment. Disclose whether any portion of the inventory is at risk of impairment. Provide us with your impairment analysis. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31,
         2022, accordingly.
Note 12 - Long-Term Borrowings, page 108

24. You disclose that you have a loan from China Merchants Banks and its purpose is for purchasing property in Lingang, Shanghai. The loan is pledged by the property of ACM
         Shengwei and guaranteed by ACM Shanghai. As of December 31, 2021 and March 31,
         2022, the right certificate of the pledged property has not been obtained and the procedures of the formal pledge registration in the bank had not been completed. Please disclose this prominently in the the Liquidity section of your MD&A. Disclose the timing of when you believe you will be able to obtain the right certificate of the pledged property and the risks associated with not obtaining the certificate. Include a discussion regarding your inability to obtain these certificates in your Risk Factors. As applicable, please also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.
Note 17 - Related Party Balances and Transactions, page 112

25. Enhance your related party footnote to disclose all information required by ASC 850-10-
         50, including:
             the nature of the related party relationship(s), a description of the transactions, including transactions to which no amounts or
              nominal amounts were ascribed, and
             information deemed necessary to understand the effects of the transactions on the financial statements.
         Also, state separately amounts of related party transactions on the face of the balance sheet, income statement and cash flow statement. Refer to guidance in
Item 4-08(k) of
         Regulation S-X. As applicably, apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.
Note 21 - Income Taxes, page 118

26. Tell us why there was a significant increase in unrecognized tax benefits related to the current year. Disclose substantive information regarding the unrecognized tax position in critical accounting policies and estimates. Your disclosure should discuss specific judgments made and assumptions and factors considered.
 Mark McKechnie
FirstName  LastNameMark McKechnie
ACM Research,   Inc.
Comapany
July       NameACM Research, Inc.
     12, 2022
July 12,
Page  7 2022 Page 7
FirstName LastName
Note 22 - Segment Information, page 120

27.      Disclose entity-wide information required by ASC 280-10-50-38 to 42.
General

28. At the forefront of your filing, prominently disclose that you are not a Chinese operating company but a United States holding company with operations conducted by your subsidiaries in China and that this structure involves unique risks to investors. Explain whether this structure is used to provide investors with exposure to foreign investment in
         China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless.
         Provide a cross-reference to your detailed discussion of risks facing the company and its securities as a result of this structure.
29. At the forefront of your filing, prominently provide disclosure about the legal and operational risks associated with having the majority of the company
s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Provide a discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act and how
         the related regulations will affect your company. Your disclosure should state prominently that you have been added to the list of issuers identified under the HFCAA.
         Disclose all the risks and consequences of being added to the list including that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted. Your other disclosure should address, but not necessarily be limited to, the risks highlighted is this disclosure.
30. At the forefront of your filing, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such
as    we    or    our
         when describing activities or functions of a subsidiary. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not
 Mark McKechnie
FirstName  LastNameMark McKechnie
ACM Research,   Inc.
Comapany
July       NameACM Research, Inc.
     12, 2022
July 12,
Page  8 2022 Page 8
FirstName LastName
         conduct operations. Disclose clearly the entity (including the domicile) in which investors hold an interest.
31. At the forefront of your filing prominently disclose a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed between you and your subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S.
         investors. Also, prominently disclose this information in the liquidity section of your
         MD&A.
32. At the forefront of your filing, disclose clearly that the company uses a structure that involves subsidiaries based in China and what that entails, and disclose prominently a
         diagram of the company   s corporate structure, identifying the person
or entity that owns
         the equity in each depicted entity. Identify clearly the entity in which investors own their
         interest and the entity(ies) in which the company   s operations are
conducted. Describe
         how this type of corporate structure may affect investors and the value of their investment.
33. At the forefront of your filings, provide a summary of risk factors regarding your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
34. At the forefront of your filing, prominently disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities to foreign investors. State whether you or your
 Mark McKechnie
FirstName  LastNameMark McKechnie
ACM Research,   Inc.
Comapany
July       NameACM Research, Inc.
     12, 2022
July 12,
Page  9 2022 Page 9
FirstName LastName
         subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
35. Prominently disclose in your MD&A and financial statements that trading in your securities will be prohibited under the Holding Foreign Companies Accountable Act since the PCAOB determined that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose that your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021. Include a discussion of the rules adopted by the SEC relating to the Holding
         Foreign Companies Accountable Act and how those rules affect your company.
Form 10-Q for Fiscal Quarter Ended March 31, 2022

Notes to Consolidated Financial Statements
Note 6 - Property Plant and Equipment, Net, page 14

36. You state that buildings and plants represents Lingang Housing transferred to ACM
         Shengwei in January 2022 at a value of $41,497 (RMB 263,979), including the purchase price and accumulated interest, and with estimated useful lives of 30 year. However, on page 17 you disclose that the right certificate of the pledged property has not been obtained with regards to the purchased property in Lingang, Shanghai. Please disclose your basis for recognizing the assets given that right certificates have not been obtained.
         Tell us the accounting literature considered.
Item 2. Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
COVID-19, page 29

37. Please expand your COVID-19 disclosure to provide a more detailed analysis in both quantitative and qualitative terms as to how COVID-19 has affected your results of operations and liquidity. This analysis should address revenue, cost of revenue, operating expenses, cash flows, and any other financial statement category effected. In addition, expand your supplier discussion to disclose in both quantitative and qualitative terms how the supply issues have effected your results of operations and liquidity. Updated your Form 10-K for the fiscal year ended December 31, 2021, accordingly.
 Mark McKechnie
ACM Research, Inc.
July 12, 2022
Page 10
General

38.      We note your disclosure on page 43, that On March 30, 2022, your company was
         transferred to the SEC   s    Conclusive list of issuers identified
under the HFCA.    Please
         revise to prominently disclose this at the forefront of your filing. Disclose the risks and consequences of being added to the list. For example, you should disclose that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage at 202-551-3361 if you have questions regarding the comments or any other questions.



FirstName LastNameMark McKechnie                               Sincerely,
Comapany NameACM Research, Inc.
                                                               Division of
Corporation Finance
July 12, 2022 Page 10                                          Office of
Technology
FirstName LastName